SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Cambium Networks Corporation
 (Name of Issuer)

Ordinary Shares, $0.0001 par value per share
 (Title of Class of Securities)

G17766109
 (CUSIP Number)

Vector Cambium Holdings (Cayman), L.P.
Vector Capital IV, L.P.
Vector Capital Partners IV, L.P.
Vector Entrepreneur Fund III, L.P.
Vector Capital Partners III, L.P.
Vector Capital, Ltd.
Vector Capital, L.L.C.
c/o Vector Capital Management, L.P.
One Market Street, Steuart Tower, 23rd Floor
San Francisco, CA 94105
Telephone: (415) 293-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ◻

______________________________
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G17766109	SCHEDULE 13D	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS
Vector Cambium Holdings (Cayman), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,704,754

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,704,754

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,704,754

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
69.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. G17766109	SCHEDULE 13D	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSONS
Vector Capital IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,482,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,482,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,482,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. G17766109	SCHEDULE 13D	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS
Vector Capital Partners IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,186,754

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,186,754

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,186,754

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
74.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

CUSIP No. G17766109	SCHEDULE 13D	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS
Vector Entrepreneur Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
18,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
18,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.07%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. G17766109	SCHEDULE 13D	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSONS
Vector Capital Partners III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
18,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
18,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.07%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

CUSIP No. G17766109	SCHEDULE 13D	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSONS
Vector Capital, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,204,754

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,204,754

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,204,754

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
75.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

CUSIP No. G17766109	SCHEDULE 13D	Page 8 of 17 Pages

1	NAMES OF REPORTING PERSONS
Vector Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,204,754

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,204,754

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,204,754

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
75.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

CUSIP No. G17766109	SCHEDULE 13D	Page 9 of 17 Pages

1	NAMES OF REPORTING PERSONS
Alexander R. Slusky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,204,754 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,204,754 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,204,754 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
75.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) This amount excludes Shares underlying options awarded to the Reporting Person that cannot be exercised within 60 days.

CUSIP No. G17766109	SCHEDULE 13D	Page 10 of 17 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Statement”) relates to the shares of ordinary shares, par value $0.0001 per share (the “Shares”), of Cambium Networks Corporation, a Cayman Islands corporation (the “Company”). The address of the principal executive offices of the Company is 3800 Golf Road, Suite 360, Rolling Meadows, Illinois 60008.

Item 2.	IDENTITY AND BACKGROUND

(a) This statement on Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Vector Cambium Holdings (Cayman), L.P., a Cayman Islands limited partnership (“VCH”), (ii) Vector Capital IV, L.P., a Delaware limited partnership (“VC IV”), (iii) Vector Capital Partners IV, L.P., a Cayman Islands limited partnership (“VCP IV”), (iv) Vector Entrepreneur Fund III, L.P., a Delaware limited partnership (“VEF III”), (v) Vector Capital Partners III, L.P., a Cayman Islands limited partnership (“VCP III”), (vi) Vector Capital, Ltd., a Cayman Islands exempted limited company (“VC Ltd”), (vii) Vector Capital, L.L.C., a Delaware limited liability company (“VC LLC” and together with VCH, VC IV, VCP IV, VEF III, VCP III and VC Ltd, “Vector”), and (viii) Alexander R. Slusky, an individual (“Mr. Slusky”).   VCP IV is the general partner of each of VCH and VC IV. VCP III is the general partner of VEF III.  VC Ltd and VC LLC are the general partners of VCP IV and VCP III.   The agreement among the Reporting Persons relating to the joint filing of this statement is attached to this statement on Schedule 13D as Exhibit A.

(b) The business address for the Reporting Persons is One Market Street, Steuart Tower, 23rd Floor, San Francisco, CA 94105.

(c) The business of Vector is that of a private limited partnership, engaged in making investments in securities of public and private companies for its own account.  The principal employment of Mr. Slusky is as the Managing Director and Chief Investment Officer of Vector Capital Management, L.P., a Delaware limited partnership, which is principally engaged in the business of managing a portfolio of funds, including Vector.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding.

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of VC IV, VEF III and VC LLC is organized under the laws of the State of Delaware. Each of VCH, VCP IV, VCP III and VC Ltd are organized under the laws of the Cayman Islands. Mr. Slusky is a United States citizen.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The response to Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

CUSIP No. G17766109	SCHEDULE 13D	Page 11 of 17 Pages

Item 4.	PURPOSE OF TRANSACTION

The response to Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Prior to the Company’s initial public offering of its Shares, which closed on June 28, 2019 (the “IPO”), VCH held 100% of the Company’s equity.  Towards that end, in 2011, VCH initially invested $62.5 million in convertible preferred equity certificates (“CPECs”) issued by one of the Company’s wholly-owned subsidiaries, using working capital.  On July 31, 2017, in connection with the dissolution of the subsidiary, the CPECs were redeemed for $88.4 million, which VCH simultaneously contributed to the Company.  On December 21, 2017, the Company made a cash return of contributed capital to VCH in the amount of $65.5 million.

In connection with the IPO, the Company effected a recapitalization and return of capital to VCH pursuant to which the Company increased its authorized and outstanding Shares held by VCH.  Specifically, upon consummation of the IPO, VCH received 17,627,575 Shares  representing the amount of unreturned capital and accumulated yield payable to holders of Class A Units of VCH, plus the residual share of the Company’s value attributable to VCH's ownership after such return, based on the IPO price of $12.  In addition, the Company plans to use $5.6 million of the net proceeds from its IPO to pay management fees to VCH and its affiliates.

In addition, the Reporting Persons purchased an aggregate of 1,500,000 Shares in the IPO.  Specifically, VC IV acquired 1,482,000 Shares in the IPO, and VEF III acquired 18,000 Shares in the IPO, each at the IPO price of $12 per Share.  Each of VC IV and VEF III used working capital to purchase Shares.

The Reporting Persons acquired the securities reported herein for investment purposes.  In their capacity as significant stockholders of the Company, the Reporting Persons intend to take an active role in working with the Company’s management and board of directors on operational, financial and strategic initiatives.  In addition, pursuant the Shareholder Agreement described in Item 6, the Reporting Persons have rights to name persons to the Company’s board of directors and one of the Reporting Persons, Mr. Slusky, serves on the Company’s board of directors.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Company on a continuing basis and have in the past and may in the future engage in discussions with management, the board of directors, other stockholders and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Company.  Depending on various factors including, without limitation, the results of any such discussions, the Company’s financial position and business strategy, price levels of the Shares, conditions in the securities market and general economic and industry conditions, and subject to the agreements described in this Schedule 13D, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation: purchasing additional shares or selling some or all of their Shares; engaging in any hedging or similar transactions with respect to the Shares; nominating representatives to the board of directors; taking positions or making proposals with respect to, or taking other actions to effect changes in the board composition, ownership structure, management, the charter documents, strategy, future plans and operations of the Company; encouraging the Company to pursue one or more strategic transactions, including transactions in which the Reporting Persons may participate; and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. G17766109	SCHEDULE 13D	Page 12 of 17 Pages

Item 5	INTEREST IN THE SECURITIES OF THE ISSUER

(a), (b)  The beneficial ownership percentages reported herein are based on 25,607,770 Shares expected to be outstanding after the Company’s IPO (assuming the underwriters do not exercise their option to purchase additional Shares), as reported in the Company’s prospectus dated June 25, 2019.

The aggregate number of Shares and percentages of Shares beneficially owned by each Reporting Person named in Item 2(a), as well as the number of Shares as to which such Reporting Person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or direct the disposition, is set forth in the following table:

	Number of Shares
		Power to Vote		Power to Dispose
Reporting Person	No. of Shares Beneficially Owned	Sole	Shared	Sole	Shared	Percent of Class
Vector Cambium Holdings (Cayman), L.P.	17,704,754	0	17,704,754	0	17,704,754	69.1%
Vector Capital IV, L.P.	1,482,000	0	1,482,000	0	1,482,000	5.8%
Vector Capital Partners IV, L.P.	19,186,754	0	19,186,754	0	19,186,754	74.9%
Vector Entrepreneur Fund III L.P.	18,000	0	18,000	0	18,000	0.07%
Vector Capital Partners III, L.P.	18,000	0	18,000	0	18,000	0.07%
Vector Capital, Ltd.	19,204,754	0	19,204,754	0	19,204,754	75.0%
Vector Capital, LLC	19,204,754	0	19,204,754	0	19,204,754	75.0%
Alexander R. Slusky	19,204,754 (1)	0	19,204,754 (1)	0	19,204,754 (1)	75.0%

(1)  This amount excludes Shares underlying options awarded to the Reporting Person that cannot be exercised within 60 days.

(c) Except as set forth in the response to Item 4 and Item 6 of this Schedule 13D, no transactions in the Shares were effected by the Reporting Persons during the past sixty days.

(d) This Item 5(d) is not applicable.

(e) This Item 5(e) is not applicable.

CUSIP No. G17766109	SCHEDULE 13D	Page 13 of 17 Pages

Item 6	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Shareholder Agreement

VCH entered into a Shareholder Agreement with the Company effective upon completion of the IPO, which affords the Reporting Persons and their affiliates with the right to nominate members of the Company’s board of directors as follows: so long as the Reporting Persons and their affiliates own, in the aggregate, (i) more than 5% but up to 25% of the outstanding Shares: one director, (ii) more than 25% but up to 50% of the outstanding Shares: two directors, or (iii) more than 50% of the outstanding Shares: a number of directors proportionate to their voting interest.  The directors presently nominated by the Reporting Persons and their affiliates and serving on the Company’s board of directors are Mr. Slusky and Robert Amen, a Managing Director of Vector Capital Management, L.P.  Mr. Amen currently serves as Chairman of the board of directors.

Pursuant to the Shareholder Agreement, and subject to certain limitations, for so long as the Reporting Persons and their affiliates may nominate a director, they are entitled to have a nominated director serve as a member of each of the committees of the board of directors, provided that such service is not prohibited by applicable listing standards.

The shareholders agreement also grants the Reporting Persons and their affiliates certain registration rights, described below:

•
Demand registration rights: At any time or from time to time after six months following the date of closing of an initial public offering, including this IPO, and subject to certain conditions, the Reporting Persons may request in writing that the Company effect a registration on Nasdaq. The Company shall be obligated to effect no more than two registrations pursuant to the demand registration rights that have been declared and ordered effective.

•
Form S-3 registration rights: The Reporting Persons have the right to request that the Company file a registration statement on Form S-3 when the Company is qualified for registration on such form. The Company shall be obligated to effect no more than two registrations that have been declared and ordered effective within any 12-month period.

•
Piggyback registration rights:  If the Company proposes to file a registration statement for a public offering of our securities, subject to certain exceptions, the Company shall notify all holders of registrable securities and afford them an opportunity to include in the registration all or any part of their registrable securities that each such holder has requested to be registered.

•
Expenses of registration: Subject to certain exceptions, the Company will pay all expenses (other than underwriting discounts and commissions) in connection with the demand registration, Form S-3 registration and piggyback registration including, among others, all registration and filing fees, printers’ and accounting fees, fees and disbursements of counsel for the Company, reasonable fees and disbursements of a single special counsel for the holders.

•
Termination of registration rights: The registration rights discussed above shall terminate on the earlier of (i) the date that is 7 years from the date of closing of a qualified initial public offering and (ii) with respect to any securityholder, the date on which such holder may sell all of its registrable securities under Rule 144 of the Securities Act of 1933 in any 90-day period.

CUSIP No. G17766109	SCHEDULE 13D	Page 14 of 17 Pages

•
Limitations on subsequent registration right: From and after the date of the Shareholder Agreement, the Company shall not, without the prior written consent of holders of at least two-thirds of outstanding shares on issue, enter into any agreement with any holder or prospective holder of any equity securities of the Company that would allow such holder or prospective holder (i) to include such equity securities in any registration, unless under the terms of such agreement such holder or prospective holder may include such equity securities in any such registration only to the extent that the inclusion of such equity securities will not reduce the amount of the registrable securities of the holders that are included, (ii) to demand registration of their securities, or (iii) cause the Company to include such equity securities in any registration discussed above on a basis more favorable to such holder or prospective holder than is provided to the holders thereunder.

The foregoing summary of the Shareholder Agreement does not purport to be complete and is qualified it its entirety by reference to the form of such agreement, which is filed as Exhibit B to this Schedule 13D and is incorporated by reference herein.

Lock-up Agreement

Pursuant to the Shareholder Agreement, the Reporting Persons and their affiliates agreed to enter into a lock-up agreement as may be requested by the managing underwriters (the “Lock-up Agreement”).  Under the terms of the Lock-up Agreement, the Reporting Persons and their affiliates agreed that, for 180 days after the date of the prospectus relating to the Company’s IPO, without the prior consent of the managing underwriters, and subject to certain exceptions, they will not:

•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of the Company or any securities convertible into or exercisable or exchangeable for shares, or publicly disclose the intention to make any offer, sale pledge or disposition;

•
enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Shares or such other securities, whether such transaction described in the bullet above or in this bullet is to be settled by delivery of Shares or such other securities, in cash or otherwise; or

•	make any demand for or exercise any right with respect to the registration of any Shares or any of our security convertible into or exercisable or exchangeable for Shares.

The foregoing summary of the Lock-Up Agreement does not purport to be complete and is qualified it its entirety by reference to the form of such agreement, which is filed as Exhibit C to this Schedule 13D and is incorporated by reference herein.

CUSIP No. G17766109	SCHEDULE 13D	Page 15 of 17 Pages

Third Amendment to Amended and Restated Credit Agreement

On June 28, 2019, each of VCH, the Company, Cambium Networks, Ltd. and the other loan parties party thereto entered into a Third Amendment to Amended and Restated Credit Agreement (the “Third Amendment”) with Silicon Valley Bank (“SVB”) as the Issuing Lender, the lenders party thereto and SVB as administrative agent for the Lenders. Among other things, the Third Amendment released VCH as a guarantor and loan party, and terminated the guaranty granted by VC IV.  The foregoing summary of the Third Amendment does not purport to be complete and is qualified it its entirety by reference to such agreement, which is filed as Exhibit D to this Schedule 13D and is incorporated by reference herein.

Director Stock Option Grants

Upon closing of the IPO on June 28, 2019, each of the Reporting Persons’ nominated directors, Mr. Slusky and Mr. Amen, received, for no consideration, an option to acquire 30,000 Shares at a strike price of $12 per Share.  Each option vests 25% on June 23, 2020, 75% in equal quarterly installments thereafter, and expires on June 23, 2029.  Each option was granted pursuant to the Director Stock Option Grant, the form of which is filed as Exhibit E to this Schedule 13D and is incorporated by reference herein.

Indemnification Agreements

Prior to the completion of the IPO, the Company entered into new indemnification agreements with all of the Company’s executive officers and directors (each, an “Indemnitee”), including Mr. Slusky and Mr. Amen.  Each indemnification agreement provides that the Company will indemnify the Indemnitee to the fullest extent permitted by law for claims arising in his or her capacity as a director or executive officer of the Company, as the case may be, provided that he or she have acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the Company’s best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that their conduct was unlawful.  In the event that the Company does not assume the defense of a claim against an Indemnitee, the Company will be required to advance his or her expenses in connection with his or her defense, provided that he or she undertakes to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by the Company.   The foregoing summary of the Indemnification Agreement does not purport to be complete and is qualified it its entirety by reference to the form of such agreement, which is filed as Exhibit F to this Schedule 13D and is incorporated by reference herein.

Based on the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

Item 7	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A	Joint Filing Agreement, dated July 8, 2019

Exhibit B	Form of Shareholders Agreement (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1/A filed on June 13, 2019)

CUSIP No. G17766109	SCHEDULE 13D	Page 16 of 17 Pages

Exhibit C	Form of Lock-Up Agreement

Exhibit D	Third Amendment to Amended and Restated Credit Agreement (incorporated by reference to Exhibit 10.30 to the Company’s Form 8-K filed on July 1, 2019)

Exhibit E	Form of Director Stock Option Grant (incorporated by reference to Exhibit 10.29 to the Company’s Registration Statement on Form S-1/A filed on June 24, 2019)

Exhibit F
Form of Indemnification Agreement entered into between Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 filed on May 29, 2019)

CUSIP No. G17766109	SCHEDULE 13D	Page 17 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 8, 2019

VECTOR CAMBIUM HOLDINGS (CAYMAN), L.P.

By:	VECTOR CAPITAL PARTNERS IV, L.P., its general partner

By:	VECTOR CAPITAL, LTD., its general partner

By:	/s/ David Baylor
Name: David Baylor
Title: Director

VECTOR CAPITAL IV, L.P.

By:	VECTOR CAPITAL PARTNERS IV, L.P., its general partner

By:	VECTOR CAPITAL, LTD., its general partner

By:	/s/ David Baylor
Name: David Baylor
Title: Director

VECTOR CAPITAL PARTNERS IV, L.P.

By:	VECTOR CAPITAL, LTD., its general partner

By:	/s/ David Baylor
Name: David Baylor
Title: Director

VECTOR ENTREPRENEUR FUND III L.P.

By:	VECTOR CAPITAL PARTNERS III, L.P., its general partner

By:	VECTOR CAPITAL, LTD., its general partner

By:	/s/ David Baylor
Name: David Baylor
Title: Director

VECTOR CAPITAL PARTNERS III, L.P.

By:	VECTOR CAPITAL, LTD., its general partner

By:	/s/ David Baylor
Name: David Baylor
Title: Director

VECTOR CAPITAL, LTD.

By:	/s/ David Baylor
Name: David Baylor
Title: Director

VECTOR CAPITAL, L.L.C.

By:	/s/ David Baylor
Name: David Baylor
Title: Chief Operating Officer

ALEXANDER R. SLUSKY

/s/ Alexander R. Slusky

EXHIBIT A

JOINT FILING AGREEMENT

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date: July 8, 2019

VECTOR CAMBIUM HOLDINGS (CAYMAN), L.P.

By:	VECTOR CAPITAL PARTNERS IV, L.P., its general partner

By:	VECTOR CAPITAL, LTD., its general partner

By:	/s/ David Baylor
Name: David Baylor
Title: Director

VECTOR CAPITAL IV, L.P.

By:	VECTOR CAPITAL PARTNERS IV, L.P., its general partner

By:	VECTOR CAPITAL, LTD., its general partner

By:	/s/ David Baylor
Name: David Baylor
Title: Director

VECTOR CAPITAL PARTNERS IV, L.P.

By:	VECTOR CAPITAL, LTD., its general partner

By:	/s/ David Baylor
Name: David Baylor
Title: Director

VECTOR ENTREPRENEUR FUND III L.P.

By:	VECTOR CAPITAL PARTNERS III, L.P., its general partner

By:	VECTOR CAPITAL, LTD., its general partner

By:	/s/ David Baylor
Name: David Baylor
Title: Director

VECTOR CAPITAL PARTNERS III, L.P.

By:	VECTOR CAPITAL, LTD., its general partner

By:	/s/ David Baylor
Name: David Baylor
Title: Director

VECTOR CAPITAL, LTD.

By:	/s/ David Baylor
Name: David Baylor
Title: Director

VECTOR CAPITAL, L.L.C.

By:	/s/ David Baylor
Name: David Baylor
Title: Chief Operating Officer

ALEXANDER R. SLUSKY

/s/ Alexander R. Slusky

EXHIBIT C

LOCK-UP AGREEMENT

May ____, 2019

J.P. MORGAN SECURITIES LLC
GOLDMAN SACHS & CO. LLC

As Representatives of
the several Underwriters listed in
Schedule 1 to the Underwriting
Agreement referred to below

c/o J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179

c/o Goldman Sachs & Co. LLC
200 West Street
New York, New York 10282

Re: Cambium Networks Corporation --- Public Offering

Ladies and Gentlemen:

The undersigned understands that you, as Representatives of the several Underwriters, propose to enter into an underwriting agreement (the “Underwriting Agreement”) with Cambium Networks Corporation, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”) providing for the public offering (the “Public Offering”) by the several Underwriters named in Schedule 1 to the Underwriting Agreement (the “Underwriters”), of the ordinary shares of the Company, par value $0.01 (the “Securities”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Underwriting Agreement.

In consideration of the Underwriters’ agreement to purchase and make the Public Offering of the Securities, and for other good and valuable consideration receipt of which is hereby acknowledged, the undersigned hereby agrees that, without the prior written consent of the Representatives on behalf of the Underwriters, the undersigned will not, during the period beginning on the date of this letter agreement (this “Letter Agreement”) and ending and including the date that is 180 days after the date of the final prospectus (the “Public Offering Date”) relating to the Public Offering (the “Prospectus”) (such period, the “Restricted Period”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares, $0.01 per share par value, of the Company (the “Ordinary Shares”) or any securities convertible into or exercisable or exchangeable for Ordinary Shares (including without limitation, Ordinary Shares or such other securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of an option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any Ordinary Shares or any security convertible into or exercisable or exchangeable for Ordinary Shares, in each case other than:

(A)
the conversion of any convertible security into Ordinary Shares described in the Pricing Disclosure Package and the Prospectus, or issued pursuant to an equity plan described in the Pricing Disclosure Package and the Prospectus, it being understood that any Ordinary Shares received shall be subject to the restrictions on transfer set forth in this Letter Agreement;

(B)
the sale or transfer (i) to the Company of such number of Ordinary Shares necessary to generate only such amount of cash needed for the payment of taxes (including estimated taxes) due solely as a result of the settlement of securities described in clause (A), or (ii)  of such number of Ordinary Shares necessary (including transfers on the open market) to generate only such amount of cash needed for the payment of taxes (including estimated taxes) due solely as a result of the settlement of securities described in clause (A), provided that any such transfers described in this subclause (ii) may only take place with the prior written consent of the Company and if either (x) the undersigned is not an affiliate (as defined in Rule 144 under the Securities Act of 1933, as amended) of the Company and the Company has filed a registration statement on Form S-8 in respect of such Ordinary Shares to be sold or transferred, or (y) at least 90 days have elapsed since the Public Offering Date, and in all such cases described in subclauses (i) and (ii), provided that any remaining Ordinary Shares received upon such conversion or settlement will be subject to the restrictions on transfer set forth in this Letter Agreement;

(C)	transfers of Ordinary Shares as a bona fide gift or gifts, or pursuant to a negotiated divorce settlement;

(D)	transfers pursuant to a qualified domestic relations order;

(E)
if the undersigned is a corporation, limited liability company, partnership or other entity, distributions of Ordinary Shares or other securities to subsidiaries, limited or general partners, members, shareholders or affiliates of, or any investment fund or other entity that controls or manages, the undersigned;

(F)
transfers of Ordinary Shares or other securities to any immediate family member, trusts for the direct or indirect benefit of the undersigned or the immediate family members of the undersigned or any of their successors upon death, or any partnerships or limited liability company, the partners or members of which consist of or are for the direct or indirect benefit of the undersigned and/or immediate family members, (for purposes of this Letter Agreement, “immediate family” means any relationship by blood, marriage or adoption, not more remote than first cousin);

(G)
if the undersigned is a natural person, transfers of Ordinary Shares or other securities of the Company by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the undersigned in a transaction not involving a disposition for value;

(H)
any forfeiture, sale or other transfer to the Company of any Ordinary Shares or other securities in connection with the termination of the undersigned’s employment with or services to the Company, provided that no public announcement reporting a reduction in the beneficial ownership shall be voluntarily made, and any required announcement, including any announcement under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), shall clearly indicate the reason for such reduction; or

(I)
conversion of ordinary or preferred units of the Company into Ordinary Shares in connection with the consummation of the Public Offering, it being understood that any such Ordinary Shares received by the undersigned upon such conversion shall be subject to the restrictions on transfer set forth in this Letter Agreement;

provided that in the case of any transfer or distribution pursuant to clauses (C), (D), (E), (F) and (G), each donee, distributee, or transferee shall execute and deliver to the Representatives a lock-up letter in the form of this paragraph; provided, further, that in the case of any transfer or distribution pursuant to clauses (A) through (C), and (E) through (G), no filing by any party (donor, donee, transferor or transferee) under the Exchange Act, or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the Restricted Period and any required Schedule 13G (or 13G/A)) referred to above); and provided, further, that in the case of any transfer or distribution pursuant to clauses (C), (E), (F) and (G), such transfer shall not involve a disposition for value. If the undersigned is an officer or director of the Company, the undersigned further agrees that the foregoing provisions shall be equally applicable to any Company-directed Securities the undersigned may purchase in the Public Offering.

The restrictions contained herein shall not apply to any transfers, sales, tenders or other dispositions of Ordinary Shares or any security convertible into or exercisable or exchangeable for Ordinary Shares pursuant to a bona fide third-party tender offer, merger, amalgamation, consolidation or other similar transaction that is approved by the board of directors of the Company made to or involving all holders of the Ordinary Shares or such other securities pursuant to a change of control of the ownership of the Company (including, without limitation, the entry into any lock-up, voting or similar agreement pursuant to which the undersigned may agree to transfer, sell, tender or otherwise dispose of Ordinary Shares or other such securities in favor of any such transaction); provided that if such tender offer, merger, amalgamation, consolidation or other similar transaction is not completed, any Ordinary Shares or any security convertible into or exercisable or exchangeable for Ordinary Shares subject to this Letter Agreement shall remain subject to the restrictions contained in this Letter Agreement. For purposes of this Letter Agreement, “change of control” shall mean the consummation of any bona fide third party tender offer, merger, amalgamation, consolidation or other similar transaction that is approved by the board of directors of the Company the result of which is that any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, other than the Company, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of 60% of total voting power of the voting shares of the Company.

If the undersigned is an officer or director of the Company, (i) the Representatives on behalf of the Underwriters agree that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of Ordinary Shares, the Representatives on behalf of the Underwriters will notify the Company of the impending release or waiver, and (ii) the Company has agreed in the Underwriting Agreement to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver.  Any release or waiver granted by the Representatives on behalf of the Underwriters hereunder to any such officer or director shall only be effective two business days after the publication date of such press release.  The provisions of this paragraph will not apply if (a) the release or waiver is effected solely to permit a transfer not for consideration and (b) the transferee has agreed in writing to be bound by the same terms described in this letter to the extent and for the duration that such terms remain in effect at the time of the transfer.

In the event that either of the Representatives withdraws from or declines to participate in the Public Offering, all references to the Representatives contained in this Letter Agreement shall be deemed to refer to the sole Representative that continues to participate in the Public Offering (the “Sole Representative”), and, in such event, any written consent, waiver or notice given or delivered in connection with this Letter Agreement by the Sole Representative shall be deemed to be sufficient and effective for all purposes under this Letter Agreement.

In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the securities described herein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Letter Agreement.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Letter Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned hereby agrees that, to the extent that the terms of this Letter Agreement conflict with or are in any way inconsistent with any registration rights agreement, any market standoff agreement or any other lock-up agreement related to the Securities to which the undersigned and the Company may be a party, this Letter Agreement supersedes such agreements.

The undersigned understands that, if (A) either the Company, on the one hand, or the Representatives on behalf of the Underwriters, on the other hand, notifies the other in writing, prior to the execution of the Underwriting Agreement, that they have determined not to proceed with the Public Offering, (B) the Underwriting Agreement does not become effective by September 31, 2019, (C) the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Ordinary Shares to be sold thereunder or (D) the registration statement filed with the Securities and Exchange Commission in connection with the Public Offering is withdrawn, the undersigned shall be released from all obligations under this Letter Agreement.  The undersigned understands that the Underwriters are entering into the Underwriting Agreement and proceeding with the Public Offering in reliance upon this Letter Agreement.

This Letter Agreement and any claim, controversy or dispute arising under or related to this Letter Agreement shall be governed by and construed in accordance with the laws of the State of New York.

Very truly yours,

Vector Cambium Holdings (Cayman), L.P.

By: Vector Capital Partners IV, L.P.
Its: General Partner, acting through its general partners:

Vector Capital, L.L.C.

By:	/s/

Vector Capital, LTD.

By:	/s/
Name:
Title: